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                                         PURSUANT TO RULE 424, SUBSECTION (b)(3)
                                                       REGISTRATION NO. 33-81606

PROSPECTUS SUPPLEMENT





                                METROCALL, INC.

                          400,000 SHARES COMMON STOCK



         This Prospectus Supplement supplements the Prospectus dated July
29, 1994 (the "Prospectus"), relating to the offering of up to 400,000 shares of common stock, $.01 par value per share ("Common Stock") of Metrocall, Inc. ("Metrocall" or the "Company") by certain stockholders of the Company (the "Selling Stockholders"). This Prospectus Supplement updates information relating to the Company in the Prospectus contained in the sections titled "The Company," "Investment Considerations," "Selling Stockholders" and "Plan of Distribution," and adds information regarding the capital stock of the Company.

         The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Stockholders. The Company has agreed to bear the expenses incurred in connection with the preparation of this Prospectus Supplement.

         The Company's Common Stock is traded on the Nasdaq National Market ("NNM") under the symbol "MCLL" On May 16, 1997, the last reported sale price of the Common Stock was $4 3/4 per share, as reported by the NNM.


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    THE SECURITIES TO BE SOLD PURSUANT TO THE PROSPECTUS, AS SUPPLEMENTED BY
THIS PROSPECTUS SUPPLEMENT, HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                    ------------------------------------


            The date of this Prospectus Supplement is May 20, 1997.
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                                  THE COMPANY

         Metrocall had 2,227,564 pagers in service at March 31, 1997, and is the fifth largest paging company in the United States, providing local, regional and nationwide paging and other wireless messaging services.
Metrocall currently operates regional and nationwide paging networks throughout the United States and has historically concentrated its selling efforts in five operating regions: (i) the Northeast (Massachusetts through Delaware); (ii) the Mid-Atlantic (Maryland and the Washington, D.C. metropolitan area); (iii) the Southeast (including Virginia, the Carolinas, Georgia, Florida, Alabama, Louisiana, Mississippi and Tennessee); (iv) the Southwest (primarily Texas); and (v) the West (California, Nevada and Arizona). Through the Metrocall Nationwide Wireless Network, Metrocall provides paging services in all 50 states and approximately 1,000 U.S. cities which include the top 100 Standard Metropolitan Statistical Areas. Metrocall has an agreement to acquire the assets of Page America Group, Inc. ("Page America"), which has an estimated 220,000 subscribers. On a combined basis (pro forma for acquisition of the Page America assets), Metrocall would service a total subscriber base consisting of approximately 2.3 million units in service. Metrocall was organized as a Delaware corporation in October 1982.

         Metrocall Common Stock is traded on the Nasdaq National Market under the symbol "MCLL." Metrocall's principal executive offices are located at 6677 Richmond Highway, Alexandria, Virginia 22306 and its telephone number is (703) 660-6677.

                                  RISK FACTORS

         In evaluating an investment in the Common Stock, prospective purchasers should carefully consider the following factors as well as the other matters discussed in the Prospectus and this Prospectus Supplement.

SUBSTANTIAL INDEBTEDNESS OF METROCALL

         At March 31, 1997, Metrocall had outstanding approximately $340 million in indebtedness consisting of bank loans, senior subordinated notes, mortgage indebtedness and capital leases, and expects to incur additional indebtedness in connection with the pending acquisition of Page America (the "Page America Acquisition"). Metrocall has a credit facility (the "Metrocall Credit Facility") in the principal amount of $350 million (of which $179.9 million was drawn as of March 31, 1997 and is included in the incurred indebtedness described above) subject to the limitations described below, and intends to use funds available under this facility to fund the cash portion of the Page America purchase price, estimated to be $25.0 million plus transaction fees and expenses. Metrocall also has issued and outstanding $39.9 million stated value of the Series A Convertible Preferred Stock ("Series A Preferred Stock"), the terms of which will require Metrocall to pay dividends, in cash or additional shares of Series A Preferred Stock, at the rate of 14% per year. Metrocall is required to redeem all outstanding shares of Series A Preferred Stock (including dividend shares) in November 2008 unless the holders have previously converted such shares to Common Stock. As part of the consideration for the Page America Acquisition, Metrocall agreed to issue 1,500 shares of Series B Preferred Stock. Each share of Series B Preferred Stock will have a stated value of $10,000 per share. The Series B Preferred Stock will carry a dividend of 14% of the stated value per share, payable semiannually in cash or in additional shares of Series B Preferred Stock, at Metrocall's option. The Series B Preferred Stock must be redeemed on the twelfth anniversary of the issuance for an amount equal to the stated value, plus accrued and unpaid dividends. Metrocall also expects to incur additional indebtedness (in the form of draws on the Metrocall Credit Facility or otherwise) to meet working capital needs or for other purposes. However, the ability to incur additional indebtedness (including draws on the Metrocall Credit Facility) is subject to certain limitations in the agreements relating to existing indebtedness and the terms of the Series A Preferred Stock. As a result of these limitations, as of March 31, 1997 Metrocall was able to incur approximately $46.5 million of additional indebtedness based on its pro forma operating results through December 31, 1996 (without giving effect to the Page America Acquisition).
This substantial indebtedness, along with the net losses and working capital deficits sustained by Metrocall in recent periods, will have consequences for Metrocall, including the following: (i) the ability of Metrocall to obtain additional financing for working capital, capital expenditures, debt service requirements or other purposes may be impaired; (ii) a substantial portion of Metrocall's cash flow from operations will be required to be dedicated to the payment of Metrocall's interest expense; (iii) indebtedness under the





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Metrocall Credit Facility bears interest at floating rates, which will cause
Metrocall to be vulnerable to increases in interest rates; (iv) Metrocall may be more highly leveraged than companies with which it competes, which may place it at a competitive disadvantage; and (v) Metrocall may be more vulnerable in the event of a downturn in its business or in general economic conditions. See "History of Net Losses." Moreover, the ability of Metrocall to meet its debt service and other obligations (including compliance with financial covenants) will be dependent upon the future performance of Metrocall and its cash flows from operations, which will be subject to financial, business and other factors, certain of which are beyond its control, such as prevailing economic conditions. No assurance can be given that, in the event Metrocall were to require additional financing, such additional financing would be available on terms permitted by agreements relating to existing indebtedness or otherwise satisfactory to Metrocall.

CHALLENGES OF BUSINESS INTEGRATION

         Acquisitions Metrocall has recently completed will require integration of each company's development, administrative, finance, sales and marketing organizations, as well as the integration of each company's communication technologies and the coordination of their sales efforts. Further, each company's customers will need to be reassured that their paging services will continue uninterrupted. The diversion of management attention and any difficulties encountered in the transition process could have an adverse impact on the revenue and operating results of Metrocall. Additionally, attempts to achieve economies of scale through cost cutting and lay-offs of existing personnel may, at least in the short term, have an adverse impact upon Metrocall.

         Metrocall believes that a key benefit to be realized from its acquisitions will be the integration of paging service coverage, which will allow Metrocall to provide paging services in new markets. There can be no assurance, however, that Metrocall will be able to integrate such paging service coverage successfully. If Metrocall is not successful in integrating such paging service coverage, the business of Metrocall will be adversely affected.

         No assurance can be given that additional suitable acquisitions can be identified, financed and purchased on acceptable terms, or that future acquisitions, if completed, will be successful. Metrocall also intends to continue to pursue internal growth through expansion of its paging operations. Metrocall's continued internal growth will depend, in part, upon its ability to attract and retain skilled employees, and the ability of Metrocall's officers and key employees to manage successfully rapid growth and to implement appropriate management information systems and controls. If Metrocall were unable to attract and retain skilled employees, manage successfully rapid growth and/or implement appropriate systems and controls, Metrocall's operations could be adversely affected.

         The paging industry has recently undergone significant consolidation as various participants sought to accomplish growth similar to that of Metrocall. Metrocall is not currently engaged in any negotiations with respect to a business combination involving the acquisition of Metrocall and intends to continue to pursue its own business strategy. Unsolicited proposals to acquire Metrocall could cause a distraction of management of Metrocall and impede Metrocall's ability to accomplish its strategic goals and objectives and could cause significant volatility in the price of the Metrocall Common Stock.

POSSIBLE IMPACT OF COMPETITION AND TECHNOLOGICAL CHANGE

         Metrocall faces competition from other paging companies in all markets in which it operates. The wireless communications industry is a highly competitive industry, with price being the primary means of differentiation among providers of numeric messaging services (which account for the substantial majority of Metrocall's current revenues). Companies in the industry also compete on the basis of coverage area, enhanced services, transmission quality, system reliability and customer service. Certain of Metrocall's competitors, which include regional and national paging companies, possess greater financial, technical, marketing and other resources than Metrocall. In addition, other entities offering wireless two-way communications technology, including cellular telephone and specialized mobile radio services, also compete with the paging services Metrocall provides.
There can be no assurance that additional competitors will not enter markets served by Metrocall or that Metrocall will be able to compete successfully. In this regard, certain long distance carriers have announced their intention to market paging services jointly with other telecommunications services.





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         The wireless communications industry is characterized by rapid technological change. Future technological advances in the wireless communications industry could create new services or products competitive with the paging and wireless messaging services provided or to be developed by Metrocall. Recent and proposed regulatory changes by the FCC are aimed at encouraging such new services and products.

         In particular, in 1994, the FCC began auctioning licenses for new personal communications services ("PCS"). The FCC's rules also provide for the private use of PCS spectrum on an unlicensed basis. PCS will involve a network of small, low-powered transceivers placed throughout a neighborhood, business complex, community or metropolitan area to provide customers with mobile voice and data communications. There are two types of PCS, narrowband and broadband. Narrowband PCS is expected to provide enhanced or advanced paging and messaging capabilities, such as "acknowledgment paging" or "talk-back" paging. Several PCS systems are currently operational. Additionally, other existing or prospective radio services have potential to compete with Metrocall. For example, the FCC has authorized non-geostationary mobile satellite service systems in several frequency bands, and has initiated proceedings to consider making additional licenses in some of those bands available. Licensees of those satellite services (some of whom have already launched satellites) are permitted to offer signaling and other mobile services that could compete with terrestrial paging companies. A recent FCC decision will allow land mobile licensees in the 220-222 MHz band to offer commercial paging services. The FCC has also initiated a rule making proceeding proposing to allow Multiple Address Systems, a fixed microwave service in various 900 MHz frequency bands, to offer mobile services. Any of these services may compete directly or indirectly with Metrocall.

         Moreover, changes in technology could lower the cost of competitive services and products to a level where Metrocall's services and products would become less competitive or to where Metrocall would be required to reduce the prices of its services and products. There can be no assurance that Metrocall will be able to develop or introduce new services and products to remain competitive or that Metrocall will not be adversely affected in the event of such technological developments.

         Technological change also may affect the value of the pagers owned by Metrocall and leased to its subscribers. If Metrocall's subscribers requested more technologically advanced pagers, Metrocall could incur additional inventory costs and capital expenditures if it were required to replace pagers leased to its subscribers within a short period of time.

HISTORY OF NET LOSSES

         Metrocall sustained net losses of $2.4 million, $20.1 million and $49.1 million for the years ended December 31, 1994, 1995 and 1996, respectively and $11.7 million for the three months ended March 31, 1997. No assurance can be given that losses can be reversed in the future. In addition, at March 31, 1997, Metrocall's accumulated deficit was $110.1 million and Metrocall had a deficit in working capital of $3.9 million. Metrocall's business requires substantial funds for capital expenditures and acquisitions that result in significant depreciation and amortization charges.
Additionally, substantial levels of borrowing, which will result in significant interest expense, are expected to be outstanding in the foreseeable future. Accordingly, net losses are expected to continue to be incurred in the future. There can be no assurance that Metrocall will be able to operate profitably at any time in the future.

PENDING LITIGATION

         In April 1996, Metrocall entered into an agreement to purchase certain of the assets of Source One Wireless, Inc. ("Source One") and placed $1 million cash in escrow. On June 26, 1996, Metrocall advised Source One that Source One had failed to meet certain conditions to completion of the transaction and terminated the agreement. On September 20, 1996, Source One filed an action in the Circuit Court of Cook County, Illinois claiming that Metrocall had breached the agreement and seeking specific performance of the purchase agreement or unspecified damages in excess of $80 million. Metrocall intends to vigorously defend the claims in this action and believes it has meritorious defenses to this action. Metrocall has denied the claim and asserted affirmative defenses and counterclaims based on misrepresentations and breaches of contract by Source One. The matter is now in discovery, which is scheduled to be completed by the end of October 1997; trial is not expected before January 1998.





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SUBSCRIBER TURNOVER

         The results of operations of paging service providers, such as Metrocall, can be significantly affected by subscriber cancellations and by subscribers who switch their service to other carriers. In order to realize net growth in subscribers, disconnected subscribers must be replaced and new subscribers must be added. The sales and marketing costs associated with attracting new subscribers are substantial relative to the costs of providing service to existing customers. Because Metrocall's business is characterized by high fixed costs, disconnections directly and adversely affect Metrocall's results of operations. An increase in its subscriber cancellation rate may adversely affect Metrocall's results of operations.

POTENTIAL FOR CHANGE IN REGULATORY ENVIRONMENT

         Metrocall's paging operations are subject to regulation by the FCC and, to a lesser extent by various state regulatory agencies. There can be no assurance that those agencies will not adopt regulations or take actions that would have a material adverse effect on the business of Metrocall. Changes in regulation of Metrocall's paging business or the allocation of radio spectrum for services that compete with Metrocall's business could adversely affect Metrocall's results of operations. For example, the FCC is currently engaged in a rule making proceeding whereby it proposes to issue paging licenses on a wide-area basis by competitive bidding (i.e., auctions). Although Metrocall believes that the proposed rule changes may simplify Metrocall's regulatory compliance burdens, particularly regarding adding or relocating transmitter sites, those rule changes may also increase Metrocall's costs of obtaining paging licenses.

RELIANCE ON KEY PERSONNEL

         Metrocall is dependent on the efforts and abilities of a number of its current key management, sales, support and technical personnel, including William L. Collins, III, Steven D. Jacoby and Vincent D. Kelly. The success of Metrocall will depend to a large extent on its ability to retain and continue to attract key employees. The loss of certain of these employees or Metrocall's inability to retain or attract key employees in the future could have an adverse effect on Metrocall's operations. Metrocall has employment contracts with each of the individuals named above.

NO ANTICIPATED STOCKHOLDER DISTRIBUTIONS

         It is not anticipated that Metrocall will pay cash dividends in the foreseeable future. Certain covenants of the Metrocall Credit Facility limit the payment of cash dividends on preferred stock, and the Metrocall Credit Facility and the terms of the Series A Preferred Stock prohibit the payment of cash dividends on common stock. See "Description of Capital Stock."

POSSIBLE VOLATILITY OF STOCK PRICE; SHARES ELIGIBLE FOR FUTURE SALE

         The market price of Metrocall Common Stock is subject to fluctuation. Since the Metrocall Common Stock became publicly traded in July 1993, the closing price has ranged from a low of $3.75 per share to a high of $29 per share. On March 31, 1997, the closing price of Metrocall Common Stock was $4.125, which was less than the book value per share on March 31, 1997 of approximately $6.23. The market price of Metrocall Common Stock may be volatile due to, among other things, technological innovations affecting the paging industry, Metrocall's acquisition strategy and the shares being registered pursuant to this and other registration statements. Metrocall currently has filed registration statements with respect to approximately 16.17 million shares of Metrocall Common Stock held by certain stockholders of Metrocall. In addition, Metrocall is obligated to register the shares of Metrocall Common Stock acquired by certain affiliates of A+ Network, Inc. in the merger with A+ Network. Furthermore, in connection with that merger, Metrocall also issued indexed variable common rights ("VCRs") which, in certain circumstances, could require Metrocall to issue additional shares of Metrocall Common Stock. There can be no assurance that any action taken by holders of these shares or other stockholders would not have an adverse effect on the market price of the Metrocall Common Stock.





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CONCENTRATION OF OWNERSHIP

         Metrocall's executive officers, directors and their affiliates together beneficially own 36.8% of the outstanding shares of Metrocall Common Stock. As a result, such persons, if they act together, may have the ability to substantially influence Metrocall's direction and to determine the outcome of corporate actions requiring stockholder approval. In addition, the three holders of Metrocall's Series A Preferred Stock have the right to appoint a total of two members of Metrocall's Board of Directors, both of which had been selected as of April 1997. This concentration of ownership may have the effect of delaying or preventing a change of control of Metrocall.

ANTI-TAKEOVER AND OTHER PROVISIONS

         Metrocall's Amended and Restated Certificate of Incorporation, as amended (the "Metrocall Certificate") and Metrocall's Fifth Amended and Restated By-laws (the "Metrocall Bylaws") include provisions that could operate to delay, defer or prevent a change of control in the event of certain transactions such as a tender offer, merger, or sale or transfer of substantially all of Metrocall's assets. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Metrocall first to negotiate with the Board of Directors of Metrocall. In addition, the Metrocall Credit Facility, an indenture relating to notes issued by Metrocall and the terms of the Series A Preferred Stock each include certain covenants limiting the ability of Metrocall to engage in certain mergers and consolidations or transactions involving a change of control of Metrocall.

         The Metrocall Certificate authorizes the Board of Directors, when considering a tender offer, merger or acquisition proposal, to take into account factors in addition to potential economic benefits to stockholders. In addition, the Metrocall Certificate generally prohibits Metrocall from purchasing any shares of Metrocall's stock from any person, entity or group that beneficially owns five percent or more of Metrocall's stock at a price exceeding the average closing price for the 20 business days prior to the purchase date, unless a majority of Metrocall's disinterested stockholders approve the transaction, or as may be necessary to protect Metrocall's regulatory licenses.

         Metrocall is subject to the provisions of Section 203 of the Delaware General Corporation Law ("DGCL"), as amended ("Section 203"). Under Section 203, a resident domestic corporation may not engage in a business combination with a person who owns (or within three years prior, did own) 15% or more of the corporation's outstanding voting stock (an "interested stockholder") for a period of three years after the date such person became an interested stockholder, unless (i) prior to such date the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such person becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced, or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized by the affirmative vote of holders of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

INTANGIBLE ASSETS

         Intangible assets of Metrocall, net of accumulated amortization, have increased significantly since March 31, 1996 primarily as a result of Metrocall's 1996 acquisitions of Parkway, Satellite, Message Network and A+ Network. At March 31, 1997, Metrocall's total assets of approximately $655.6 million included net intangible assets of approximately $449.2 million. Intangible assets include state certificates and FCC licenses, customer lists, debt financing costs, goodwill and certain other intangibles. Metrocall will record, for financial reporting purposes, additional intangible assets in connection with its acquisition of the assets of Page America in 1997. Long-lived assets and identifiable intangibles to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed. Impairment is measured by comparing the book value to the estimated undiscounted future cash flows expected to result from use of the assets and their eventual disposition. Metrocall's estimates of anticipated gross revenues, the remaining estimated lives of tangible and intangible assets, or both could be reduced significantly in the future due to changes in technology, regulation, available financing and





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competitive pressures in any of Metrocall's individual markets.  As a result, the carrying amount of long-lived assets and intangible assets including goodwill could be reduced materially in the future.

FORWARD-LOOKING STATEMENTS

         This Prospectus Supplement contains forward- looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Discussions containing such forward-looking statements may be found in the material set forth under "Risk Factors" as well as within this Prospectus Supplement generally. In addition, when used in this Prospectus Supplement, the words "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Such statements are subject to a number of risks and uncertainties. Actual results in the future could differ materially from those described in the forward-looking statements as a result of the risk factors set forth above and the matters set forth in this Prospectus Supplement generally. Metrocall does not undertake any obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

                          DESCRIPTION OF CAPITAL STOCK

         The authorized capital stock of the Company consists of 60,000,000 shares of Metrocall Common Stock and 1,000,000 shares of preferred stock, par value $0.01 per share (the "Metrocall Preferred Stock"), of which 810,000 shares have been designated as Series A Preferred Stock and 9,000 shares will be designated Series B Preferred Stock. As of March 31, 1997, there were 25,050,617 shares of Metrocall Common Stock and 159,600 shares of Series A Preferred Stock outstanding. In addition, warrants to purchase 2,915,254 shares of Metrocall Common Stock (the "Warrants") were issued and outstanding on March 31, 1997.

COMMON STOCK

         The holders of Metrocall Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of Metrocall Common Stock have no cumulative voting rights and, except as described below, no preemptive, subscription, redemption, sinking fund or conversion rights. Subject to preferences that may be applicable to any then outstanding Metrocall Preferred Stock, holders of Metrocall Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Metrocall, holders of the Metrocall Common Stock will be entitled to share ratably in all interests remaining after payment of liabilities and the liquidation preference of any then outstanding Metrocall Preferred Stock.

         The Metrocall Certificate authorizes its Board of Directors to issue, from time to time and without further stockholder action, one or more series of Metrocall Preferred Stock, and to fix the relative rights and preferences of the shares, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of the date of this Prospectus Supplement, the Board of Directors has authorized the Series A Preferred Stock and the Series B Preferred Stock. Because of its broad discretion with respect to the creation and issuance of additional shares of Metrocall Preferred Stock without stockholder approval, Metrocall's Board of Directors could adversely affect the voting power of the holders of Metrocall Common Stock and, by issuing shares of Metrocall Preferred Stock with certain voting, conversion and/or redemption rights, could discourage any attempt to obtain control of Metrocall.

         Under the Communications Act of 1934, as amended (the "Communications Act"), not more than 20% of Metrocall's capital stock may be owned of record by other than United States citizens or entities. The Metrocall Certificate authorizes its Board of Directors to redeem any of Metrocall's outstanding capital stock to the extent necessary to prevent the loss or secure the reinstatement of any license or franchise from any governmental agency. Such stock may be redeemed as the lesser of (i) fair market value or (ii) such holder's purchase price (if the stock was purchased within one year of such redemption). Other than redemption where necessary to protect Metrocall's regulatory licenses, there are no redemption or sinking fund provisions applicable to the Metrocall Common Stock.





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         The Metrocall Certificate provides that all actions taken by Metrocall stockholders must be taken at an annual or special meeting of stockholders or by unanimous written consent. The Metrocall By-laws provide that special meetings of the stockholders may be called only by a majority of the members of the Board of Directors, the Chairman or the holders of not less than 35% of the voting stock of Metrocall. Stockholders are required to comply with certain advance notice provisions with respect to any nominations of candidates for election to Metrocall's Board of Directors or other proposals submitted for stockholder vote. The Metrocall Certificate and the Metrocall By-laws contain certain provisions requiring the affirmative vote of the holders of at least two-thirds of the Metrocall Common Stock to amend certain provisions of the Metrocall Certificate and the Metrocall By-laws.

         The Metrocall Certificate provides for the division of the members of the board of directors elected by holders of Metrocall Common Stock into three classes of directors serving staggered three-year terms. The authorized number of directors may be changed only by resolution of the Board of Directors, and directors may not be removed without cause.

         Provisions of the Metrocall Certificate and the Metrocall By-laws could operate to delay, defer or prevent a change of control in the event of certain transactions such as a tender offer, merger or sale or transfer of substantially all of Metrocall's assets. These provisions, as described below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Metrocall first to negotiate with Metrocall. Metrocall believes that the benefits of increased protection of Metrocall's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Metrocall outweigh the disadvantages of discouraging such proposals because, among other things, negotiating with respect to such proposals could result in an improvement of their terms.

         Metrocall is subject to the provisions of Section 203. Under Section 203, a resident domestic corporation may not engage in a business combination with an interested stockholder for a period of three years after the date such person became an interested stockholder, unless (i) prior to such date the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares owned by (x) persons who are directors and officers and (y) employee stock plans, in certain instances), or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder. Section 203 defines the term "business combination" to encompass a wide variety of transactions with or caused by an interested stockholder in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders, including certain mergers, consolidations, asset sales, transfers and other transactions resulting in a beneficial interest to the interested stockholder. "Interested stockholder" means a person who owns (or within three years prior, did own) 15% or more of the corporation's outstanding voting stock, and the affiliates and associates of such person.

         The Metrocall Certificate authorizes its Board of Directors, when considering a tender offer, merger or acquisition proposal, to take into account factors in addition to potential economic benefits to stockholders, including, but not limited to, (i) a comparison of the proposed consideration to be received by the stockholders in relation to the then current market price of the capital stock, the estimated current value of Metrocall in a freely negotiated transaction and the estimated future value of Metrocall as an independent entity, and (ii) the impact of such a transaction on the subscribers, suppliers and employees of Metrocall, and its effect on the communities in which Metrocall operates.

         The Metrocall Certificate prohibits Metrocall from purchasing any shares of Metrocall's stock from any person, entity or group that beneficially owns five percent or more of Metrocall's stock at a price exceeding the average closing price for the 20 business days prior to the purchase date, unless a majority of Metrocall's disinterested stockholders approve the transaction, or as may be necessary to protect Metrocall's regulatory licenses. This restriction on purchases by Metrocall does not apply to any offer to purchase shares of a class of Metrocall's stock which is made on the same terms and conditions to all holders of that class of stock, to any purchase of stock owned by such a five-percent stockholder occurring more than two years after such stockholder's last acquisition of Metrocall's stock, to any purchase





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of Metrocall's stock in accordance with the terms of any stock option or employee benefit plan or to any purchase at prevailing market prices pursuant to a stock purchase program.

SERIES A PREFERRED STOCK

         On November 15, 1996, Metrocall issued 159,600 shares of Series A Preferred Stock. The following summary of the designations, rights and preferences of the Series A Preferred Stock sets forth the material terms of the Series A Preferred Stock, but is not a complete description of its terms. This summary is qualified in its entirety by reference to the Certificate of Designation, Number, Powers, Preferences and Relative, Participating, Optional and Other Rights (the "Series A Certificate of Designation") of the Series A Preferred Stock which is an exhibit to documents incorporated by reference in the Prospectus. See "Incorporation of Certain Documents by Reference" in the Prospectus.

         Each share of Series A Preferred Stock has a stated value of $250 per share. Each share has a liquidation preference over shares of Metrocall Common Stock equal to the stated value. The Series A Preferred Stock carries a dividend of 14% of the stated value per year, payable semi-annually in cash or in additional shares of Series A Preferred Stock, at Metrocall's option. Upon the occurrence of a "Triggering Event" and so long as the Triggering Event continues, the dividend rate increases to 16% per year. "Triggering Events" include, among other things, (i) Metrocall issuing or incurring indebtedness or equity securities senior with respect to payment of dividends or distributions on liquidation or redemption to the Series A Preferred Stock in violation of limitations set forth in the Series A Certificate of Designation, and (ii) default on the payment of indebtedness of Metrocall in an amount of $5,000,000 or more.

         Holders of Series A Preferred Stock have the right, beginning five years from the date of issuance, to convert their Series A Preferred Stock (including shares issued as dividends) into shares of Metrocall Common Stock based on the market price of Metrocall Common Stock at the time of conversion. Series A Preferred Stock may, at the option of holders, be converted sooner upon a change of control of Metrocall, as defined in the Series A Certificate of Designation. The Series A Preferred Stock must be redeemed on November 15, 2008 for an amount equal to the stated value plus accrued and unpaid dividends.

         The Series A Preferred Stock may also be redeemed by Metrocall in whole or in part (subject to certain minimums) beginning November 15, 1999. Prior to then, the Series A Preferred Stock may be redeemed by Metrocall in whole in connection with a sale of the company (as described in the Series A Certificate of Designation) unless the holders have exercised their rights to convert to Metrocall Common Stock in connection with the transaction. The redemption price prior to November 15, 2001, is equal to the stated value of the shares of Series A Preferred Stock, plus accrued and unpaid dividends and a redemption premium. The redemption premium to be received by a holder for its shares would be calculated as the excess, if any, of the amount that would provide a specified internal rate of return on the holder's purchase price of $250 per unit for the shares of Series A Preferred Stock and Warrants it initially acquired, over (i) the stated value of shares received as dividends in respect of the shares originally issued (including dividends on such dividends) plus (ii) except for redemption prior to November 15, 1997, the excess of the then-current market price of Metrocall Common Stock over the exercise price of the shares of Metrocall Common Stock represented by the Warrants issued in conjunction with the shares originally issued. The applicable internal rates of return are 20% for redemptions on and after November 15, 2000 and before November 15, 2001; 25% for redemptions on and after November 15, 1999; and 30% for redemptions before November 15, 1999. After November 15, 2001, the Series A Preferred Stock may be redeemed for the stated value of $250 per share, without premium. Metrocall may not exercise its redemption right between November 15, 2001, and January 15, 2002 or with respect to any shares as to which the holders have delivered a notice of conversion into Metrocall Common Stock.

         Holders of the Series A Preferred Stock have the right to elect two directors of Metrocall. One such director is to be chosen by one of the initial three purchasers of the Series A Preferred Stock (or subsequent holders of a majority of shares initially issued to such purchaser) and the other is to be chosen by the other two initial purchasers (or subsequent holders of a majority of shares initially issued to such purchasers). If a Triggering Event has occurred and is continuing, holders of Series A Preferred Stock shall have the right to elect an additional number of directors so that such directors shall constitute no less than 40% of the members of the Board of Directors. Metrocall also is required to obtain approval of holders of not less than 75% of the issued and outstanding Series A Preferred Stock before





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undertaking: (i) any changes in the Metrocall Certificate and By-laws that adversely affect the rights of holders of the Series A Preferred Stock, (ii) a liquidation, winding up or dissolution of Metrocall or the purchase of shares of capital stock of Metrocall from holders of over 5% of the issued and outstanding voting securities of Metrocall, (iii) any payment of dividends on or redemption of Metrocall Common Stock, or (iv) issuance of any additional shares of Series A Preferred Stock (except in payment of dividends) or any shares of capital stock having preferences on liquidation or dividends that are equal to the Series A Preferred Stock. Metrocall is also required to obtain approval of holders of not less than a majority of the issued and outstanding Series A Preferred Stock before undertaking: (i) any acquisition involving consideration having a value equal to or greater than 50% of the market capitalization of Metrocall at the time of such acquisition, or (ii) any sale of Metrocall unless Metrocall redeems the Series A Preferred Stock as described above.

SERIES B PREFERRED STOCK

         In connection with the Page America Acquisition, Metrocall has agreed to issue to Page America 1,500 shares of Series B Preferred Stock and additional shares under certain circumstances. The following summary of the designations, rights and preferences of the Series B Preferred Stock sets forth the material terms of the Series B Preferred Stock, but is not a complete description of its terms. This summary is qualified in its entirety by reference to the Form of the Certificate of Designation, Number, Powers, Preferences and Relative, Participating, Optional and Other Rights (the "Series B Certificate of Designation") of the Series B Preferred Stock, which is an exhibit to documents incorporated by reference in the Prospectus. See "Incorporation of Certain Documents by Reference" in the Prospectus.

         Each share of Series B Preferred Stock has a Stated Value of $10,000 per share. Each share has a liquidation preference equal to its Stated Value, which is junior to the Series A Preferred Stock but senior to shares of Metrocall Common Stock. The Series B Preferred Stock carries a dividend of 14% of the Stated Value per year, payable semiannually in cash or in additional shares of Series B Preferred Stock, at Metrocall's option.

         Beginning on each of September 1, 1997, December 1, 1997, March 1, 1998 and June 1, 1998, the holders of Series B Preferred Stock have the right to convert up to 25% of the number of Series B Preferred Stock initially issued (plus shares of Series B Preferred Stock issued as dividends on such shares, and as dividends on such dividends) into that number of shares of Common Stock equal to the Stated Value divided by the average of the closing price of the Metrocall Common Stock for the 10 trading days prior to each conversion date. The conversion price will be subject to adjustment based on stock splits, stock dividends, issuance of securities below current market price and other events.

         The Series B Preferred Stock must be redeemed on the twelfth anniversary of the initial issuance for an amount equal to the Stated Value, plus accrued and unpaid dividends. The Series B Preferred Stock may also be redeemed by Metrocall in whole or in part at any time for an amount equal to the Stated Value of the shares to be redeemed plus accrued and unpaid dividends. If Metrocall elects to redeem Series B Preferred Stock, the holders thereof will have the right to convert any Series B Preferred Stock which was then convertible into Metrocall Common Stock within 15 business days after receipt of notice of redemption.

         Metrocall is required to obtain the approval of holders of a majority of the issued and outstanding Series B Preferred Stock before undertaking: (i) any changes in the Metrocall Certificate and By-Laws that adversely affect the rights of the holders of Series B Preferred Stock; and (ii) any changes in the Series B Certificate of Designation. The Series B Preferred Stock also contains restrictions on the ability of Metrocall to incur any debt or issue securities (other than the Series A Preferred Stock) which are senior to the Series B Preferred Stock.

WARRANTS

         In connection with the issuance of the Series A Preferred Stock, Metrocall issued on November 15, 1996 Warrants to purchase Metrocall Common Stock. Each Warrant represents the right of the holder to purchase 18.266 shares of Metrocall Common Stock, or an aggregate of 2.915 million shares. The exercise price per share is $7.40. The Warrants contain certain provisions for adjustment in the exercise price in the event that, in a private transaction, Metrocall issues Common Stock for a price that is less than 80% of the then-current exercise price, or options, warrants,





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or other securities convertible into or exchangeable for Common Stock with an exercise price which is less than the then-current exercise price of the Warrants. In addition, the Warrants contain certain customary anti-dilution provisions requiring adjustment in the exercise price and the number of shares for which the warrants are exercisable in certain circumstances. The Warrants expire November 15, 2001. Metrocall has registered under the Securities Act of 1933 the resale of shares that may be obtained upon exercise of the Warrants.

INDEXED VARIABLE COMMON RIGHTS ("VCRS")

         In connection with the merger of A+ Network, Inc. into Metrocall, Metrocall issued approximately 8.1 million indexed variable common rights
("VCRs") to the shareholders of A+ Network.   Each VCR represents the right to
receive payment of up to $5 in Metrocall stock or cash, at Metrocall's option, if the trading price of Metrocall shares at November 15, 1997, is less than a target price initially set at $21.10. The target price will be indexed downward, but not above, the initial target price of $21.10, based on changes in the average trading prices of Arch Communications Group, Inc., MobileMedia Communications, Inc., and ProNet, Inc. since the announcement of the A+ Network Merger. If changes in the index cause the target price to fall below a floor price of $16.10 (which is not indexed), the VCR payment will be zero regardless of the price at which Metrocall shares are trading. As of March 31, 1997, the target price was below $16.10, and no payment on the VCRs would be made if they had expired on that date. Metrocall has the right to extend the maturity date of the VCRs for an additional year, in which event the target price and the amount of the potential VCR payment would increase.

                 SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION

         Vincent D. Kelly, a Selling Stockholder, is no longer subject to the lockup agreement with the Company referenced in the Prospectus, and none of Mr. Kelly's shares of Common Stock subject to the Registration Statement of which the Prospectus is a part are pledged as collateral for personal loans. As of the date of this Prospectus Supplement, Mr. Kelly owned 95,000 shares of Common Stock subject to the Registration Statement of which the Prospectus is a part. After any such sale pursuant to the Prospectus, as supplemented by this Prospectus Supplement, Mr. Kelly would beneficially own less than 1% of the issued and outstanding shares of Common Stock.





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